UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oaktree Specialty Lending Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67401P 108

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

Gary I. Horowitz

Rajib Chanda

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67401P 108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,634,813.404
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,634,813.404
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,634,813.404
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person PN

CUSIP No. 67401P 108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,634,813.404 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,634,813.404 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,634,813.404 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 67401P 108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,634,813.404 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,634,813.404 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,634,813.404 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the sole stockholder of Oaktree Holdings, Inc.

CUSIP No. 67401P 108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,634,813.404 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,634,813.404 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,634,813.404 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the manager of Oaktree Capital Group, LLC.

This statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 21, 2017 (the “Original Statement”) by Oaktree Capital Management, L.P. (“Oaktree”) and the other persons named therein is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Original Statement. Except as otherwise provided herein, each Item of the Original Statement remains unchanged.

Item 1.	Security and Issuer

Item 1 of the Original Statement is hereby amended and restated in its entirety as follows:

The securities to which this statement on Schedule 13D relates are the shares of common stock, par value $0.01 per share (the “Common Stock”) of Oaktree Specialty Lending Corporation (formerly known as Fifth Street Finance Corp.), a Delaware corporation (the “Issuer”), with principal executive offices at 333 South Grand Avenue, 28th Floor Los Angeles, California 90071.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Original Statement are amended and restated in their entirety as follows:

The information contained on the cover pages of this Schedule 13D is incorporated by reference into this Item 5. Ownership percentages set forth in this Schedule 13D are based upon 140,960,651 shares of Common Stock issued and outstanding as of August 8, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2017.

According to Amendment No. 11 to a Schedule 13D filed with the SEC by Leonard M. Tannenbaum on October 25, 2017, on October 19, 2017, Leonard M. Tannenbaum sold 971,807 shares of Common Stock pursuant to a sales plan (a “Rule 10b5-1 Plan”) adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Act”), and Fifth Street Holdings L.P. (“FSH”) sold 437,799 shares of Common Stock pursuant to a Rule 10b5-1 Plan. According to such Schedule 13D, such sales were executed in multiple transactions ranging from $5.55 to $5.60 for a weighted average price of $5.56 per share.

As a result of the Voting Agreement described in Item 6 of the Original Statement among Oaktree, FSH, Mr. Tannenbaum, the Leonard M. Tannenbaum Foundation, the Tannenbaum Family 2012 Trust and 777 West Putnam Avenue LLC (collectively, the “Stockholders”), Oaktree may be deemed to be beneficially own 25,634,813.404, or approximately 18.2%, of the issued and outstanding shares of Common Stock, which shares of Common Stock are held by the Stockholders.

Oaktree Holdings, Inc. (“Holdings, Inc.”), in its capacity as the general partner of Oaktree, has the ability to direct the management of Oaktree’s business, including the power to direct the decisions of Oaktree regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the Subject Equity.

Oaktree Capital Group, LLC (“OCG”), in its capacity as the sole stockholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities beneficially owned by Oaktree. Additionally, OCG, in its capacity as the sole stockholder of Holdings, Inc., has the ability to direct the management of Holdings, Inc.’s business, including the power to direct the decisions of Holdings, Inc. regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Equity.

Oaktree Capital Group Holdings GP, LLC (“OCGH GP”), in its capacity as the manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Equity.

None of the Covered Persons beneficially owns any shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Statement is hereby supplemented by adding the following sentence immediately after the last sentence thereof:

On October 17, 2017, Oaktree closed the transactions contemplated by the Asset Purchase Agreement pursuant to which Oaktree has become the new investment adviser to each of the Issuer and Oaktree Strategic Income Corporation (formerly known as Fifth Street Senior Floating Rate Corp.).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 1, 2017

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Mary Gallegly
	Name:	Mary Gallegly
Title: Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Mary Gallegly
	Name:	Mary Gallegly
Title: Vice President

OAKTREE CAPITAL GROUP, LLC

By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Mary Gallegly
	Name:	Mary Gallegly
Title: Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Mary Gallegly
	Name:	Mary Gallegly
Title: Vice President